Exhibit 18.1

December 14, 2010

Composite Technology Corporation
2026 McGaw Avenue
Irvine, California 92614

We have audited the financial statements as of September 30, 2010 and 2009, and for each of the three years in the period ended September 30, 2010, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated December 14, 2010.  Note 1 to such financial statements contains a description of your adoption during the year ended September 30, 2010, of the change in method of depreciation related to certain production machinery and equipment from the straight-line method to the units-of-production method.  In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

/s/SingerLewak LLP

SingerLewak LLP